Salvo, Russell, Fichter & Landau
                           A Professional Corporation

                             510 Township Line Road
                                    Suite 150
                          Blue Bell, Pennsylvania 19422

                                                         Telephone: 215/653-0110
                                                        Telecopier: 215/653-0383
                                  ______________

Stephen  A.  Salvo
ssalvo@salvorussell.com



                                                 October 11, 2005



Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549

Re:     WorldWater & Power Corp. (formerly known as WorldWater Corp.)
        Post Effective Amendment No. 1 to Registration Statement on Form SB-2 SEC File No. 333-115561

Dear Mr. Mancuso:

     On behalf of WorldWater & Power Corp., I request that the above-captioned post-effective amendment be ordered effective at 2:00 P.M. on October 12, 2005, or as soon thereafter as practicable.

     We  understand  that:

     1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. WorldWater & Power Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                                                 Very truly yours,


                                                 /s/ Stephen A. Salvo

                                                 Stephen A. Salvo